March 13, 2013
VIA EDGAR
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company Post-Effective Amendment No. 3 (File No.333-177938) CIK Number: 0000356514 Accession Number: 0001193125-13-080403
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the Post-Effective Amendment No. 3 filed February 27, 2013, File No. 333-177938, together with all exhibits thereto and correspondence filed therewith ("the Amendment").
Nationwide's withdrawal request is the result of a change in business strategy that makes the Amendment, as filed, unnecessary at this time. Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.
Nationwide confirms that: (i) the Amendment has not automatically become effective nor been declared effective by the Securities and Exchange Commission; and (ii) no securities have been sold pursuant to the Amendment.
If you have any questions concerning this matter, please contact me at 614-677-6123.

Sincerely yours,

Nationwide Life Insurance Company

/s/ BEN MISCHNICK
Ben Mischnick
Senior Counsel
cc: Ms. Sally Samuel